DSM Press Release

DSM, Corporate Communications
P.O. Box 6500, 6401 JH [redacted] rlands
Telephone (3[redacted] 5740680
Internet: ww[redacted]
E-mail: med

DSM

33E

27 October 2003

Negative net result in Q3 (EUR 78 million) in line with announcement*; considerable improvement of operating profit expected in Q4

- *Q3 2003 operating profit (EUR 26 million) shows very strong decrease due to lower net sales, margin squeezes for some business groups and one-off events.*
- *Net loss, due to extraordinary charge of EUR 102 million net in connection with restructuring measures, in line with announcement made on 1 October 2003.*
- *Acquisition of Roche Vitamins & Fine Chemicals (now DSM Nutritional Products) effected on 30 September.*
- *Outlook for Q4: DSM Nutritional Products' operating profit at least EUR 25 million, representing an immediate contribution to EPS; considerable improvement in operating profit for rest of DSM compared with Q3 2003.*

third quarter			*EUR million*	January – September		
2003	2002	+/-		2003	2002	+/-
			Ongoing activities:			
1,325	**1,394**	**-5%**	**Net sales**	**4,140**	**4,182**	**-1%**
124	200	-38%	Operating profit plus depreciation & amortization (EBITDA)	490	574	-15%
33	**110**	**-70%**	**Operating profit before amortization of goodwill (EBITA)**	**221**	**308**	**-28%**
27	60	-55%	- Life Science Products	125	172	-27%
13	29	-55%	- Performance Materials	74	90	-18%
4	24	-83%	- Industrial Chemicals	45	46	-2%
-11	-3		- Other activities	-23	0	
26	**104**	**-75%**	**Operating profit (EBIT)**	**202**	**287**	**-30%**
			Discontinued activities (DSM Petrochemicals):			
-	-		Net sales	-	1,029	
-	-		Operating profit plus depreciation and amortization (EBITDA)	-	125	
-	-		Operating profit (EBIT)	-	67	
			Total DSM:			
1,325	1,394		Net sales	4,140	5,211	
26	104		Total operating profit (EBIT)	202	354	
20	87		Profit on ordinary activities after taxation	159	275	
-102	-		Extraordinary profit after taxation	-102	840	
-78	88		Net profit	63	1,115	
			Per ordinary share in EUR:			
0.15	0.85		- profit on ordinary activities after taxation	1.50	2.68	
-0.90	0.86		- net earnings	0.49	11.39	
93.5	96.6		Average number of ordinary shares (million)	94.4	96.4	

* See press release issued on 1 October 2003, extracts of which are annexed to this press release.

The financial information set out in this quarterly report has not been audited.

Negative net result in Q3 (EUR 78 million) in line with announcement; considerable improvement of operating profit expected in Q4

General

DSM posted an operating profit of EUR 26 million in Q3 2003. This is 75% lower than in Q3 2002 (61% not counting one-off costs of EUR 15 million in Q3 2003).
The *Profit on ordinary activities after taxation* was EUR 20 million. Due to the extraordinary charge the *Net loss* was EUR 78 million.

Peter Elverding, chairman of DSM's Managing Board of Directors, made the following comment: *"As we indicated on 1 October, the third quarter was very weak. Fortunately, I see some improvement in our markets. However, the economic recovery is still fragile, and the situation with regard to our pharma and elastomers activities is still unsatisfactory. With the recently announced restructuring measures and the potential we have already identified for our new business DSM Nutritional Products, we are showing that we ourselves can do a lot to improve our profitability."*

Net sales (ongoing activities)

third quarter		*EUR million*	**January - September**	
2003	2002		2003	2002
465	525	Life Science Products	1,459	1,594
430	434	Performance Materials	1,325	1,344
335	309	Industrial Chemicals	1,063	916
95	126	Other activities	293	328
1,325	1,394	**Total**	4,140	4,182

Net sales in Q3 2003 were a little over EUR 1.3 billion, 5% lower than the Q3 2002 level. Selling prices were on average 1% lower and sales volumes were down 2%. Acquisitions had an effect of +2% and unfavourable exchange rates, in particular for the US dollar, had an effect of -4%.

Operating profit

The third-quarter operating profit amounted to EUR 26 million, down 75% compared with Q3 2002. This decrease was attributable to lower sales volumes, higher operational fixed costs due to new plant start-ups, higher one-off expenses, lower margins and a low exchange rate for the US dollar.

Industrial Chemicals

third quarter 2003	third quarter 2002	EUR million	January – September 2003	January – September 2002
360	341	Net sales including intra-Group supplies	1,154	1,011
23	44	Operating profit plus depreciation and amortization	104	107
4	24	Operating profit	45	46

Despite a 6% increase in sales (which was mainly a result of the consolidation of DSM Nanjing Chemical Company) the operating profit for the cluster showed a strong decline. This was mainly attributable to a sharp decline in margins for both caprolactam and acrylonitrile at DSM Fibre Intermediates. DSM Melamine and DSM Agro showed a stable pattern and both of them posted a clearly positive operating result. DSM Energy saw its operating profit decrease due to lower production.

Other activities

third quarter 2003	third quarter 2002	EUR million	January – September 2003	January – September 2002
95	128	Net sales including intra-Group supplies	293	332
-1	8	Operating profit plus depreciation and amortization	5	31
-11	-3	Operating profit	-23	0

Net sales decreased as a result of the planned discontinuation of ABS production at the end of May. The result of DSM's captive insurance company strongly declined due to expenses amounting to EUR 15 million in connection with a loss incurred in the glyoxylic acid plants in Linz (Austria) last August.

Net profit

The *Balance of financial income and expense* amounted to an interest expense of EUR 4 million, compared with a positive balance of EUR 1 million in the third quarter of 2002. This decline was attributable to a lower interest rate for cash/cash deposits.

At 14%, the *effective tax rate* was 4% lower than in Q3 2002.

The *Profit on ordinary activities after taxation* was EUR 20 million, down EUR 67 million (77%) from Q3 2002.

As explained during the press conference on 1 October, the *Extraordinary profit after taxation* of EUR 102 million negative relates to restructuring measures and reorganizations.

Net profit decreased by EUR 166 million compared with Q3 2002 and stood at EUR 78 million negative.

DSM Nutritional Products

The acquisition of Roche Vitamins & Fine Chemicals, which has been renamed DSM Nutritional Products, was finalized with effect from 30 September 2003 (see Annex). It involved a total consideration of EUR 1.75 billion, consisting of EUR 1.45 billion in cash, EUR 0.2 billion in assumed interest-bearing debt and 2.24 million DSM shares. The acquisition has temporarily been included in the balance sheet under Financial fixed assets, for an amount of EUR 1,534 million. Based on the provisional opening balance sheet, net assets are composed as follows (rounded figures):

	in EUR billion	
Assets:		
fixed assets	1.1	
current assets	1.2	

		2.3
Liabilities:		
provision for restructuring	0.2	
other long-term liabilities	0.1	
current liabilities, interest-bearing	0.2	
non-interest-bearing	0.3	

		0.8

Net assets (= Financial fixed assets)		1.5

The definitive figures will be consolidated and elucidated in the Annual Report for 2003. It is expected that this acquisition's sales and operating profit will immediately make a positive contribution to DSM's financial figures in the fourth quarter of 2003.

DSM has already identified a savings and improvement potential amounting to at least EUR 150 million for the first phase of the Vital transformation and integration program, to be realized in 2004/2005. DSM has included a provision of EUR 0.2 billion in the provisional opening balance sheet for the restructuring of DSM Nutritional Products. DSM Nutritional Products is expected to contribute at least EUR 150 million to DSM's overall operating profit in 2004.

The results of DSM Nutritional Products will be separately reported from Q4 2003 onwards.

Restructuring measures and reorganizations

On 1 October DSM announced a number of restructuring measures and reorganizations (see Annex), which will result in the loss of more than 600 jobs. Certain plants of DSM Pharma Chemicals will be mothballed and some production facilities of DSM Elastomers will be closed, resulting in impairments to the amount of EUR 59 million net. DSM has formed a provision of EUR 43 million net for severance payments and other reorganization costs. The total amount of EUR 102 million net has been included in the profit and loss account for the third quarter of 2003 under Extraordinary profit or loss. The reorganizations will contribute at least EUR 75 million to the operating profit for 2005.

Cash flow, capital expenditure and financing

In Q3 2003 the cash flow (net profit plus depreciation and amortization) amounted to EUR 20 million, down EUR 164 million from Q3 2002. At EUR 94 million, capital expenditure (excluding acquisitions) on ongoing activities was well below the Q3 2002 level. Over the period January – September 2003 capital expenditure (excluding acquisitions) amounted to EUR 272 million (January – September 2002: EUR 320 million on ongoing activities) and was thus below the level of amortization and depreciation.

Including the acquired Roche Vitamins & Fine Chemicals business, net debt amounts to EUR 0.9 billion (Q2 2003: surplus of EUR 0.7 billion).

Workforce

The workforce decreased by 190 from 19,050 to 18,860, mainly as a result of restructuring operations and attrition. DSM Nutritional Products adds approximately 7,150 employees to the workforce.

Outlook

Developments in the economy and in end markets seem to show some improvement compared with the very weak third quarter. However, there seem to be no signs yet of a real breakthrough in economic growth in the short term that would lead to a strongly improved supply/demand balance. The development of the exchange rate of the US dollar against the euro and the Swiss franc does as yet not seem to be favourable for DSM in the short term.

Based on the overall picture, DSM expects a considerably improved operating profit in Q4 2003 compared with the third quarter of 2003, not including the contribution from DSM Nutritional Products. DSM Nutritional Products is expected to contribute at least EUR 25 million, which means that this business will make a positive contribution to earnings per share from day one.

All this is barring unforeseen circumstances and a further decline in the US dollar exchange rate against the euro and the Swiss franc.

Heerlen, 27 October 2003

The Managing Board of Directors

Important dates:

Annual report 2003:	Wednesday, 11 February 2004
Annual General Meeting:	Wednesday, 31 March 2004
Publication of first-quarter results:	Wednesday, 28 April 2004
Publication of second-quarter results:	Tuesday, 27 July 2004
Publication of third-quarter results:	Wednesday, 27 October 2004

For more information:

Media
DSM, Corporate Communications
Tel. +31 (45) 5782421, fax +31 (45) 5740680
E-mail: media.relations@dsm.com

Investors
DSM, Investor Relations
Tel. +31 (45) 5782864, fax +31 (45) 5782595
E-mail: investor.relations@dsm.com

Internet: www.dsm.com

Annex: extracts from press release issued on 1 October 2003.

Consolidated statement of income

third quarter 2003	third quarter 2002	*EUR million*	January – September 2003	January – September 2002
1,325	1,394	net sales	4,140	5,211
124	200	operating profit plus depreciation and amortization (EBITDA)	490	699
33	110	operating profit before amortization of goodwill (EBITA)	221	375
-7	-6	amortization of goodwill	-19	-21
26	104	operating profit (EBIT)	202	354
-4	1	balance of financial income and expense	-9	-18
22	105	profit on ordinary activities before taxation	193	336
-3	-19	taxes on profit on ordinary activities	-39	-61
1	1	profit from non-consolidated companies	5	0
20	87	profit on ordinary activities after taxation	159	275
-102	-	extraordinary profit after taxation	-102	840
-82	87	group profit after taxation	57	1,115
4	1	minority interests' share	6	0
-78	88	net profit	63	1,115
-78	88	net profit	63	1,115
-6	-6	dividend on cumulative preference shares	-17	-17
-84	82	net profit available to holders of ordinary shares	46	1,098
20	184	cash flow	351	1,460
98	96	depreciation and amortization	288	345
1,628	114	capital expenditure (including acquisitions)	1,816	360
		per ordinary share in EUR*:		
0.15	0.85	- profit on ordinary activities after taxation	1.50	2.68
-0.90	0.86	- net earnings	0.49	11.39
0.15	1.85	- cash flow	3.54	14.97
93.5	96.6	average number of ordinary shares (x million)	94.4	96.4
95.8	96.6	number of ordinary shares at end of period (x million)	95.8	96.6
		workforce	18,860	**18,375
		of which in the Netherlands	8,056	**8,302

* After deduction of dividend on cumulative preference shares.

** At year-end 2002 (total workforce 19,511 after consolidations with effect from 1 January 2003).

The financial information set out in this quarterly report has not been audited.

Consolidated balance sheet

EUR million	30 September 2003		year-end 2002	
fixed assets				
intangible fixed assets	427		462	
tangible fixed assets	2,845		2,885	
financial fixed assets	*1,804		292	
	---------		---------	
		5,076		3,639
current assets				
inventories	967		944	
receivables	1,569		1,439	
cash / marketable securities	1,161		2,974	
	---------		---------	
		3,697		5,357
		---------		---------
Total		8,773		8,996

* of which DSM Nutritional Products EUR 1,534 million

EUR million	30 September 2003		year-end 2002	
group equity				
shareholders' equity	4,930		5,142	
minority interests' share	56		44	
	---------		---------	
		4,986		5,186
equalization account		36		32
provisions		615		682
long-term liabilities		1,225		1,337
current liabilities				
- interest-bearing	675		599	
- non-interest-bearing	1,236		1,160	
	---------		---------	
		1,911		1,759
		---------		---------
Total		8,773		8,996

- capital employed	4,572	4,570
- group equity / total assets	0.57	0.58
- net debt	*947	-1,038
- net debt / group equity plus net debt	*0.16	-0.25

* Including Roche V&FC.

The financial information set out in this quarterly report has not been audited.

Statement of cash flows

EUR million	January – September 2003		2002	
Cash at beginning of period		2,974		1,148
Operating activities:				
- cash flow	351		1,460	
- change in working capital	-191		-6	
- other changes	73		-948	
	---------		---------	
Net cash provided by operating activities		233		506
Investing activities:				
- capital expenditure	-272		-360	
- acquisitions	-1,451		-	
- divestments	10		2,014	
- other changes	-1		-28	
	---------		---------	
Net cash used in / provided by investing activities		-1,714		1,626
Dividend paid		-187		-191
Net cash used in / provided by financing activities		-184		14
Effects of changes in consolidation		39		-96
		---------		---------
Cash at end of period		1,161		3,007

Statement of changes in Shareholders' equity

EUR million	January – September 2003	2002
Shareholders' equity at beginning of period	5,142	4,239
Changes:		
- net profit	63	1,115
- dividend	-182	-186
- exchange rate differences	-73	-86
- share buybacks	-112	-3
- acquisition of Roche V&FC using DSM shares	92	-
- other	0	16
	---------	---------
Shareholders' equity at end of period	4,930	5,095

The financial information set out in this quarterly report has not been audited.

Annex to DSM Press Release 33E issued on 27 October 2003

Extracts from the press release issued on 1 October 2003:

- Roche's Vitamins & Fine Chemicals business, renamed into DSM NUTRITIONAL PRODUCTS (DNP), was acquired with effect from 30 September 2003. This represents a major step in implementing DSM's strategy Vision 2005. DNP will be the globally leading nutritional products company and will, in combination with DSM's Life Science Products cluster, form the world-leading supplier of services, products and ingredients to the life science industry.

- DSM will start an integration and transformation program for DSM Nutritional Products called 'VITAL'. At the moment of closing more than EUR 150 million in annual savings and improvements had already been identified.

- DSM expects the EBIT of DNP to be at least around EUR 150 million in 2004, resulting in an EPS increase for DSM of around EUR 0.70 in the first year, with a further improvement expected in 2005.

- DSM will execute a restructuring program in other businesses of DSM, resulting in the closure of one site and certain production facilities, combined with various reorganizations. Both measures will lead to a reduction of over 600 jobs (as announced with Q2 results). In 2005, this will lead to at least EUR 75 million EBIT contribution. Related to the restructuring, extraordinary costs will be charged to DSM's Q3 results for the amount of EUR 102 million net, due to impairment of assets (EUR 59 million) and various provisions (EUR 43 million).

- As announced and expected with the publication of the Q2 results, a sharp summer dip led to severe pressure on volumes and margins in Q3, with improvements starting in recent weeks. The Q3 result will also include a non-recurring charge of around EUR 15 million, caused by the recent explosion in a plant in Linz, Austria. The consequence will be a strongly reduced operating profit compared to Q2 2003. Together with the extraordinary costs of EUR 102 million net, a negative net result of EUR 70-90 million is expected for Q3.

- DSM expects better market circumstances from Q4 onwards for most of its current businesses. Also, DSM Nutritional Products is expected to have an immediate positive effect on EBIT.

- The combination of contributions from the already identified improvements in DNP and the announced restructurings is expected to contribute more than EUR 225 million to DSM's EBIT in 2005.